Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

TRADING OF OWN SHARES FOR TREASURY OF

MARCH 2019

We inform the capital market agents that in March 2019:

1.	Itaú Unibanco did not purchase its own shares for treasury stock;

2.	The number of 20,960,563 preferred shares was reallocated in the market intended, mainly, to Long-term Incentive programs.

Historical information regarding purchase of own shares for treasury stock is available on the Company’s Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, April 09, 2019.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations